WILLIS LEASE FINANCE CORPORATION

773 San Marin Drive, Suite 2215

Novato, California  94998

February 17, 2010

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C.  20549-4631

Re:                             Willis Lease Finance Corporation
Form 10-K for the year ended December 31, 2008

Form 10-Q for the quarter ended March 31, 2009

Definitive Proxy Statement on Schedule 14A filed April 29, 2009

File No. 1-15369

Dear Ms. Long:

This letter sets forth the responses of Willis Lease Finance Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), (ii) Form 10-Q for the fiscal quarter ended March 31, 2009 and (iii) Definitive Proxy Statement on Schedule 14A filed April 29, 2009 contained in your letter dated January 28, 2010 (the “Comment Letter”).  The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Form 10-K for the year ended December 31, 2008

Comment No. 1:

Please ensure that your amended Form 10-K includes all of the information provided in response to the comments in our letter dated December 3, 2009. In this regard, we note that your amended Form 10-K should include the complete report, including all Part III information.

Response to Comment No. 1:

The Company will ensure that the amended Form 10-K for the year ended December 31, 2008 (the “Amended 10-K”) includes all of the information provided in response to the comments of the Staff.

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Comment No. 2:

We note your response to comment two in our letter dated December 3, 2009. Please ensure that you identify the series I junior participating preferred stock on the cover page of the Form 10-K as being registered pursuant to Section 12(b) of the Exchange Act.

Response to Comment No. 2:

The Company will ensure that the cover page of the Amended 10-K identifies the series I junior participating preferred stock as being registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

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Comment No. 3:

We note your response to comment five in our letter dated December 3, 2009. In particular, we note that one of the bases upon which you may be removed as servicer and administrative agent for the WEST facility is a failure to maintain certain financial covenants. Please disclose these covenants and indicate whether you a currently in compliance therewith.

Response to Comment No. 3:

In response to the Staff’s comment, the Company proposes to include in the Amended 10-K the following revised risk factor:

We are the servicer and administrative agent for the WEST facility and our cash flows would be materially and adversely affected if we were removed from these positions.

We are the servicer and administrative agent with respect to engines in the WEST facility. We receive annual fees of 11.5% as servicer and 2.0% as administrative agent of the aggregate net rents actually received by WEST on its engines. We may be removed as servicer and/or administrative agent by the affirmative vote of a requisite number of holders of WEST facility notes upon the occurrence of certain specified events, including the following events, subject to WEST following certain specified procedures and providing us certain cure rights as set forth in the servicing agreement:

•                  We fail to perform the requisite services set forth in the servicing agreement or administrative agent agreement;

•                  We fail to provide adequate insurance or otherwise materially and adversely affects the rights of WEST;

•                  We cease to be engaged in the aircraft engine leasing business;

•                  We become subject to an insolvency or bankruptcy proceeding, either voluntarily or involuntarily;

•                  We fail to maintain the following financial covenants set forth in the servicing agreement:

•                  A ratio of total indebtedness to tangible net worth ratio of less than 5.0-to-1.0; and

•                  A ratio of earnings before interest, taxes to interest (excluding any extraordinary gains or losses and pre-WEST engine financing costs) of at least 1.2-to-1.0 on a rolling-four-quarter basis;

•                  We undergo one of certain of change of control transactions set forth in the servicing agreement; and

•                  We default in the payment of other indebtedness of $10.0 million or more or indebtedness in such amount shall have been accelerated as a result of an event of default under the applicable agreements.

As of December 31, 2008 we were in compliance with the financial covenants set forth above.  There can be no assurance that we will be in compliance with these covenants in the future or will not otherwise be terminated as service or administrative agent for the West facility.  If we are removed, our expenses would increase since our consolidated subsidiary, WEST, would have to hire an outside provider to replace the servicer and administrative agent functions, and we would be materially and adversely affected. Consequently, our business, financial condition, results of operations and cash flows would be adversely affected.

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Form 10-Q for the quarter ended March 31, 2009

Comment No. 4:

We note your response to comment 10 in our letter dated December 3, 2009. We also note that you filed an amendment to your Form 10-Q for the quarter ended March 31, 2009 on January 15, 2010. We have the following comments:

•                  The amended Form 10-Q did not include the complete report. Please file an amendment to your Form 10-Q for the quarter ended March 31, 2009 that includes the complete report and revised certifications.

•                  We note that the certifications filed with the amended Form 10-Q continue to deviate from the requirements of Item 601(b)(31)(i) of Regulation S-K by modifying the term “internal control over financial reporting” in paragraphs 4(d) and 5(b). Please revise accordingly.

Response to Comment No. 4:

We have filed an amended Form 10-Q for the quarter ended March 31, 2009 containing a complete copy of the report and corrected certifications.

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Comment No. 5:

We note your response to comment 12 in our letter dated December 3, 2009, and have the following comments.

•                  We note your disclosure of where amounts under each element of compensation were projected to fall relative to targeted amounts and to compensation levels at comparable companies. However, please revise your disclosure to explain where compensation for each of your named executive officers actually fell relative to targeted amounts and percentiles. In addition, please explain your reasons for paying any amount above or below the targeted percentiles.

•                  We note that long-term incentive plan compensation grants were made based on a subjective evaluation of each executive’s performance and potential and of the company’s financial position and performance. Please describe the elements of individual performance and of the company’s performance that were taken into account when making actual grants. See Item 402(b)(2)(vii) of Regulation S-K. In addition, please explain why you determined to award such incentive compensation in the form of restricted stock.

•                  Please explain why you based the amount of restricted stock to award in July 2008 on “l/3 the number of options granted for the initial WEST transaction.” Further, to give context to this discussion, please briefly describe “the initial WEST transaction” and disclose the number of options and other compensation awarded in connection with such transaction. See Instruction 2 to Item 402(b) of Regulation S-K.

Response to Comment No. 5:

•                  As set forth in our response to comment 16 in our response letter dated January 15, 2010 to the comments of the Staff of the Commissioner (the “Response Letter”), actual bonuses for 2008 approximated 186.9% of target bonuses based on the extent to which the Company exceeded the target return on equity of 11.6%.  The total annual cash compensation (based on the actual bonuses paid) for each of the Named Executive Officers to the total annual cash compensation actually paid for the survey group is set forth below.  Mr. Beaumont received no bonus because he was not employed on December 31, 2008; the other listed Named Executive Officers received approximately an 186.9% payout of target bonuses.

Executive	Annual Cash Compensation as a % of 75th Percentile

Mr. Willis	133%
Mr. Beaumont	43%
Mr. Forsyth	91%
Mr. Nord	101%

•                  The Committee and Mr. Willis reviewed the long-term incentive guidelines that we previously disclosed in our response to Comment 12 in the Response Letter and made a subjective overall assessment with respect to the executives (other than Mr. Willis) to determine the size of the January 2008 and December 2008 restricted stock grants to such executives.  The Committee made a similar subjective assessment with respect to Mr. Willis to determine the size of his restricted stock grants.  The Incentive Plan approved by the stockholders in 2007 provided the flexibility to grant a variety of types of equity awards to provide long-term incentives to employees rather than being limited to options as the prior plan required.

In conjunction with the approval of the new incentive plan, the Committee shifted its primary type of long-term incentive grants from options to restricted stock.  In the Committee’s judgment, restricted stock reduces the dilution of stockholders’ interest by giving approximately the same value with only 1/3 of the number of shares as would be involved in an option grant.  The introduction of the requirement to expense option awards for financial statement reporting purposes also makes restricted stock more attractive in both an absolute dollar sense and simplicity in calculating the accounting expense of the grants.  The Committee also believes that restricted stock has a stronger retention value than do options which can expire without providing any incentive benefit.

•                  The Committee, after consulting with its compensation consultant, has used as a general guide a 1-to-3 ratio for restricted stock in comparison to options — a guideline of one share of restricted stock is roughly equivalent to 3 options.  The WEST transaction involved the Willis Engine Securitization Trust, or “WEST,” a special-purpose, bankruptcy-remote, Delaware statutory trust that is wholly-owned by the Company and consolidated in the Company’s financial statements.  The Company established WEST in 2005 to acquire and finance engines owned by another of the Company’s wholly-owned subsidiaries, WEST Engine Funding LLC.  In August 2005 and again in March 2008, WEST issued and sold notes to finance its acquisition of engines.  WEST’s obligations under these notes are serviced by revenues from the lease and disposition of its engines, and are secured by all its assets, including all its interests in its engines, its subsidiaries, restricted cash accounts, engine maintenance reserve accounts, all proceeds from the sale or disposition of engines, and all insurance proceeds. WEST gives the Company the flexibility to manage the portfolio to adapt to changes in aircraft fleets and customer demand over time, benefiting both the Company and the investors.  The asset-backed securitization provides a significant improvement to the Company’s capital structure by better matching debt maturity to asset life.  It includes a warehouse facility to provide additional borrowing capacity, which offers new capital to fund growth and provides a structure for regular placement of additional term notes in the future as the warehouse matures.

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Comment No. 6:

We note your response to comment 15 in our letter dated December 3, 2009. Please describe the elements of individual performance that were considered in determining to increase the base salaries of Messrs. Willis and Forsyth and Ms. Webber. See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment No. 6:

This response supplements the information previously provided in response to comments 12 and 13 in our Response Letter regarding the determination of 2008 base salaries.

The Committee considered Mr. Willis’ leadership and the strong performance of the Company.  In 2007, the Company’s total revenue increased $16 million or 15%, lease portfolio assets increased $142 million or 23% and earnings per diluted share increased $0.10 to $1.66.

In Mr. Forsyth’s case, his base salary at his hire date of January 2007 was lower than market reflecting the fact that this was his first CFO position.  In addition to increasing his salary to reflect his experience and growth in the role, the Committee took note that in addition to effectively managing the company’s regular auditing and public reporting activities, he upgraded the staff of the accounting group in a majority of positions, successfully negotiated a new “warehouse” facility in conjunction with our WEST securitization and oversaw the implementation of a significant change in Company’s accounting for maintenance reserves paid under its leases.

Mr. Willis and Mr. Nunemaker determined the base salary increase for Ms. Webber in their discretion based on their subjective evaluation of her performance, resulting in a merit increase recognizing her continued excellent performance managing the company’s technical group, which is critically important to the Company’s overall success.

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Comment No. 7:

We note your responses to comments 16 and 18 in our letter dated December 3, 2009. Please explain how return on equity is calculated. See Instruction 5 to Item 402(b) of Regulation S-K

Response to Comment No. 7:

Return on equity is calculated as net income attributable to common shareholders divided by common equity, calculated as total shareholders’ equity less preferred stock.

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Comment No. 8:

We note your response to comment 24 in our letter dated December 3, 2009. Please ensure that the additional aggregate value of accelerated equity vesting is included in your computation of total potential severance payments. See Item 402(j) of Regulation S-K.

Response to Comment No. 8:

The Company will ensure that the additional aggregate value of accelerated equity vesting is included in the computation of total potential severance payments.

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Comment No. 9:

The representations requested at the end of our letter dated December 3,2009, must be made directly by the registrant. Please provide these representations in your next response letter.

Response to Comment No. 9:

The Company is making these representations in the following paragraph of this letter.

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As requested, on behalf of the Company I hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) the comments of the Staff and disclosures by the Company in its filings with the Commission in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (415) 408-4700

Very truly yours,

Bradley S. Forsyth
Chief Financial Officer

cc:                                 Hagen Ganem, Securities and Exchange Commission

Andrew Schoeffler, Securities and Exchange Commission

Thomas C. Nord, Esq., General Counsel

Perkins Coie LLP